TEVA ANNOUNCES DEPARTURE OF PRESIDENT AND CEO

- Dr. Jeremy Levin steps down as President and CEO -
- Eyal Desheh, Teva’s Group EVP & Chief Financial Officer, named interim President and CEO -

Jerusalem, October 30, 2013 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that its Board of Directors has agreed with Dr. Jeremy Levin that he will step down as President and Chief Executive Officer. The Board has named Eyal Desheh, Teva’s Executive Vice President and Chief Financial Officer, to fill the role of President and Chief Executive Officer on an interim basis, effective immediately, and it has formed a committee that will promptly begin to search for a permanent successor.

Dr. Phillip Frost, Chairman of the Board, stated “On behalf of the entire Board of Directors, I would like to thank Dr. Jeremy Levin for his meaningful contribution to Teva during the last two years. The Board and management team are fully committed to the implementation of Teva’s strategy, including the development of new compounds, making strategic acquisitions, forming joint ventures and the planned acceleration of the Company’s cost reduction program.”

“Since I joined Teva, we have made tremendous progress in setting a new course for the Company,” said Dr. Jeremy Levin. “I wish the Company and its people, who I respect greatly, every success. I look forward to pursuing new opportunities where I can continue to apply my experience and contribute to the evolution of the global pharmaceutical industry.”

“I have full confidence in the ability of Teva’s management and employees to achieve our goals and execute the strategy laid out for the Company,” said Eyal Desheh, who has served at Teva for over 12 years, including the last five as Chief Financial Officer. “My colleagues in Teva’s management and I will continue to drive execution and results in full collaboration with our Board of Directors, for the benefit of our patients, shareholders, customers and employees”,

As previously scheduled, Teva will report its third quarter 2013 financial results on October 31, 2013.

Conference Call
Teva will host a conference call on Wednesday, October 30, 2013, at 8:00 a.m. ET. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com, or by dialing in to 1.888.895.5271 (U.S. and Canada) or 1.847.619.6547 (International). The conference ID is 36015026. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website at www.tevapharm.com. A replay of the call will also be available until November 6, 2013, at 11:59 p.m. ET, by calling 1.888.843.7419 (U.S. and Canada) or 1.630.652.3042 (International). The Conference ID is 36015026.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative products, especially COPAXONE® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

###